UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11‑K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

TABLE OF CONTENTS

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End Of Year)	11-12

Report of Independent Registered Public Accounting Firm	13

Signature	14

Exhibit Index	15

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2014	2013
Assets

Investments, at fair value (Note 6):

Exxon Mobil Corporation common stock	$12,907	$14,534

Other investments	9,232	9,102

Total investments	22,139	23,636

Receivables:

Notes receivable from participants	210	214

Accrued interest	-	2

Other receivables	6	30

Total receivables	216	246

Total assets	22,355	23,882

Liabilities

Payables and accrued liabilities	39	38

Payable for cash collateral on securities loaned	19	98

Total liabilities	58	136

Net assets available for benefits	$22,297	$23,746

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
(millions of dollars)

Additions:

Contributions:

Employer	$291
Participant	473
Transfers-in at fair value	13

Total contributions	777

Investment income:

Interest	56
Dividends	378
Net depreciation in fair value of investments (Note 5)	(709)

Net investment loss	(275)

Interest income on notes receivable from participants	8

Total additions	510

Deductions:

Benefit payments	(1,959)

Total deductions	(1,959)

Net decrease	(1,449)

Net assets available for benefits:

Beginning of year	23,746

End of year	$22,297

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan.

Contributions

The Plan permits participant contributions that range from 6% to 20% of each participant’s eligible pay. The Company matches only the minimum 6% contribution in an amount equal to 7% of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2014, employer contributions totaling $1 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 6.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2014 and 2013.  In accordance with the Savings Plan Securities Lending Agreement with The Northern Trust Company, the market value of the collateral held is required to be at least 102% of the market value of securities lent or at least 105% if the collateral held and securities lent are denominated in different currencies.  The fair value of U.S. Government securities on loan was $18 million and $96 million, at December 31, 2014 and 2013, respectively.  The securities on loan are reflected in the Statements of Net Assets Available for Benefits and the Schedule of Assets (Held At End Of Year) at December 31, 2014 and 2013.  The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies (continued)

Expenses

Investment income from all sources is stated net of administrative expenses which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Fees for delivery of checks that are expedited upon request by participants are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

Note 3:  Related Party and Party in Interest Transactions

During 2014, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the plan year and, therefore, purchases and sales of these investments qualified as party in interest transactions.  The Plan holds Exxon Mobil Corporation common stock.  Exxon Mobil Corporation is the employer of Plan participants and is the plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party in interest transactions.  Notes receivable from participants (participant loans) also qualify as party in interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated May 19, 2011, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 5:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

	(millions of dollars)
	December 31,	December 31,
	2014	2013

Exxon Mobil Corporation common stock
140 and 144 million shares,
respectively	$12,907	$14,534

NT S&P 500 Index Fund
461 and 468 thousand units,
respectively	3,048	2,721

NT Extended Equity Mkt Index Fund
3,652 and 3,697 thousand units,
respectively	1,917	1,800

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5:  Investments (continued)

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $709 million as follows:

(millions of dollars)

ExxonMobil common stock	$(1,207)
Common collective trusts	497
U.S. Government securities	1
$(709)

Note 6:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Fair Value Measurements (continued)

		Fair Value Measurements at
		December 31, 2014 Using

(millions of dollars)		Quoted Prices In
		Active Markets for		Significant Other
		Identical Assets		Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$12,907	$12,907	(1)
Fixed income (U.S. Govt. Securities)	2,460			$2,460	(2)
Securities lending collateral fund	19			19	(3)
Common collective trusts:
S&P 500 Fund	3,048			3,048	(4)
Small & Mid Cap Fund	1,917			1,917	(4)
World Ex-US Equity Fund	1,012			1,012	(4)
Aggregate Bond Fund	691			691	(5)
Short term investments	85			85	(6)

Total	$22,139	$12,907		$9,232

1)   For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)   For fixed income assets, fair value is based on observable inputs of comparable market transactions.

3)   For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

4)   For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

5)   For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

6)   For short term investments held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

The investments discussed in the Fair Value Measurements table footnotes (3), (4), (5) and (6) above are net asset value funds.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Fair Value Measurements (continued)

		Fair Value Measurements at
		December 31, 2013 Using

(millions of dollars)		Quoted Prices In
		Active Markets for		Significant Other
		Identical Assets		Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$14,534	$14,534	(1)
Fixed income (U.S. Govt. Securities)	2,609			$2,609	(2)
Securities lending collateral fund	98			98	(3)
Common collective trusts:
S&P 500 Fund	2,721			2,721	(4)
Small & Mid Cap Fund	1,800			1,800	(4)
World Ex-US Equity Fund	1,005			1,005	(4)
Aggregate Bond Fund	602			602	(5)
Short term investments	267			267	(6)

Total	$23,636	$14,534		$9,102

1)   For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)   For fixed income assets, fair value is based on observable inputs of comparable market transactions.

3)   For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

4)   For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

5)   For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

6)   For short term investments held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

The investments discussed in the Fair Value Measurements table footnotes (3), (4), (5) and (6) above are net asset value funds.

					SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	U.S. GOVERNMENT SECURITIES

	FNMA NT	4.875%	12/15/2016	20,000		$21,595
	U.S. SAVINGS BOND SERIES EE	1.300%	02/01/2039	91,995		91,995
	U.S. SAVINGS BOND SERIES EE	1.100%	08/01/2041	94,846		94,846
	U.S. SAVINGS BOND SERIES EE	3.000%	03/01/2038	106,860		106,860
	U.S. SAVINGS BOND SERIES EE	1.400%	06/01/2040	90,393		90,393
	U.S. SAVINGS BOND SERIES I	1.480%	05/01/2041	197,835		197,835
	U.S. SAVINGS BOND SERIES I	1.580%	05/01/2044	177,231		177,231
	U.S. SAVINGS BOND SERIES I	1.840%	01/01/2042	189,972		189,972
	U.S. SAVINGS BOND SERIES I	3.050%	02/01/2038	222,601		222,601
	U.S. SAVINGS BOND SERIES I	2.550%	02/01/2039	201,132		201,132
	U.S. SAVINGS BOND SERIES I	2.140%	01/01/2040	190,424		190,424
	U.S. SAVINGS BOND SERIES I	1.840%	01/01/2043	181,654		181,654
	U.S. SAVINGS BOND SERIES I	3.860%	10/01/2032	136,260		136,260
	U.S. SAVINGS BOND SERIES I	4.870%	10/01/2031	307,200		307,200
	U.S. SAVINGS BOND SERIES I	3.450%	01/01/2033	250,423		250,423

	TOTAL U.S. GOVERNMENT SECURITIES					$2,460,421

*	PARTICIPANT LOANS	3.75% to 9.25%	Maturity from 1 to 135 months			$209,945

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

				SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
				**	VALUE
	coupon	maturity	par/units
			(000's)		($000's)

	COMMON COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		461		$3,048,263

*	NT EXTENDED EQUITY MARKET INDEX FUND		3,652		1,916,861

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		7,566		1,011,405

*	NT AGGREGATE BOND INDEX FUND		1,376		691,098

*	NT GOVERNMENT STIF				85,384

	TOTAL COMMON COLLECTIVE TRUSTS				$6,753,011

	OTHER

*	CORE USA COLLATERAL FUND				$18,668

	COMMON STOCK

*	EXXON MOBIL CORPORATION		139,609		$12,907,072

	TOTAL ASSETS HELD				$22,349,117

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held At End Of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held At End Of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 19, 2015

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Stephen J. Kestle
Stephen J. Kestle
Administrator-Accounting

Dated: June 19, 2015

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 19, 2015